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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             SIERRACITIES.COM INC.
                           (NAME OF SUBJECT COMPANY)

                             SIERRACITIES.COM INC.
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  826521 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ALAN L. LANGUS
                 CORPORATE SECRETARY, EXECUTIVE VICE PRESIDENT
                              AND GENERAL COUNSEL
                             SIERRACITIES.COM INC.
                         399 KNOLLWOOD ROAD, SUITE G-10
                          WHITE PLAINS, NEW YORK 10603
                                 (914) 286-6365

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                WITH A COPY TO:

                                RICHARD D. PRITZ
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 259-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is SierraCities.com Inc., a Delaware corporation ("SierraCities"). The address of the principal executive offices of SierraCities is 600 Travis Street, Suite 7050, Houston, Texas 77002. The telephone number of the principal executive offices of SierraCities is (713) 221-8822.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of SierraCities, including the associated rights issued pursuant to the Rights Agreement, dated as of December 30, 1998, as amended (the "Rights Agreement"), between SierraCities and Harris Trust and Savings Bank, as rights agent, (the "Shares"). As of February 23, 2001 there were 18,918,640 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of SierraCities, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by American Express Travel Related Services Company, Inc., a New York corporation ("American Express"), through its wholly-owned subsidiary, AMTRS Corp., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), dated February 27, 2001, to purchase all outstanding Shares at a purchase price of $5.68 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2001 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 14, 2001 (the "Merger Agreement"), by and among American Express, the Purchaser and SierraCities. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into SierraCities (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by American Express, the Purchaser, any direct or indirect wholly-owned subsidiary of American Express or SierraCities or by stockholders who perfect appraisal rights under Delaware law), will be converted into the right to receive the highest price paid per Share pursuant to the Offer. As a result of the Offer and the Merger, SierraCities will become a wholly-owned subsidiary of American Express.

     The Schedule TO states that the principal executive offices of American Express and the Purchaser are located at 200 Vesey Street, New York, New York 10285.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information regarding the executive officers and directors of SierraCities contained in the Information Statement which is attached hereto as
Schedule I, is incorporated herein by reference. Except as described in this
Schedule 14D-9 or incorporated herein by reference, to the knowledge of SierraCities, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between SierraCities or its affiliates and (1) SierraCities' executive officers, directors or affiliates or (2) American Express or the Purchaser or their respective executive officers, directors or affiliates.

EMPLOYMENT AGREEMENTS.

     Four executive officers, Thomas J. Depping, Sandy B. Ho, David L. Pederson and E. Roger Gebhart, have employment agreements with SierraCities and two executive officers, Ms. Ho and Mr. Gebhart, have
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change in control agreements with SierraCities. Mr. Depping is also a director of SierraCities. The employment agreements and the change in control agreements provide that after a change in control of SierraCities (including the Offer and the Merger) these officers will receive the benefits described under the caption "Employment Agreements" in the Information Statement attached as Schedule I hereto.

     The summary of the terms of the employment agreements and the change in control agreements is qualified in its entirety by reference to the complete text of the employment agreements, which have been filed as Exhibits (e)(8) through (e)(11) hereto, and the change in control agreements, which have been filed as Exhibits (e)(12) and (e)(13) hereto, and are incorporated herein by reference. Further information regarding the employment agreements and the change in control agreements is included in the Information Statement attached as Schedule I hereto.

STOCK OPTIONS.

     The Merger Agreement provides that all outstanding options to purchase Shares under the SierraCities stock option plans will be cancelled in exchange for a cash payment (less applicable withholding tax) payable by SierraCities, as the surviving corporation of the Merger, equal to the amount, if any, by which the Merger Consideration (as defined in the Merger Agreement) exceeds the per share exercise price of such option to purchase Shares, multiplied by the number of Shares then subject to such option to purchase Shares. As of February 23, 2001, executive officers and directors held options to purchase a total of 1,430,641 Shares, with an average exercise price of approximately $11.38.

MERGER AGREEMENT AND TENDER AGREEMENTS; INDEMNIFICATION.

     A summary of the material terms of the Merger Agreement and the Tender Agreements, dated as of February 14, 2001, between American Express and certain stockholders of SierraCities, is contained in Section 11 of the Offer to Purchase, which is filed as Exhibit (a)(1) to the Schedule TO and which is being mailed to stockholders together with this Schedule 14D-9. Section 11 of the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement and the Tender Agreements is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto, and the Tender Agreements, which have been filed as Exhibits (e)(2) through (e)(7) hereto, and are incorporated herein by reference.

     SierraCities has entered into agreements to provide indemnification for its directors and certain executive officers in addition to the indemnification provided for in SierraCities' Certificate of Incorporation and By-laws. A form of such indemnification agreement is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The SierraCities Board of Directors (the "SierraCities Board") has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of SierraCities and its stockholders. The SierraCities Board unanimously recommends that SierraCities' stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A letter to SierraCities' stockholders communicating the SierraCities Board's recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(3) and (a)(4) hereto and are incorporated herein by reference.

(b) BACKGROUND AND REASONS FOR THE SIERRACITIES BOARD'S RECOMMENDATION.

  Background

     In October 1999, SierraCities engaged an investment banking firm to explore a possible sale. From October 1999 through April 2000, that firm contacted approximately twenty parties including American
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Express. American Express did not respond. In April 2000, SierraCities terminated the engagement of that investment bank.

     In April 2000, SierraCities announced that it had retained Credit Suisse First Boston Corporation (formerly Donaldson, Lufkin & Jenrette Securities Corporation) ("CSFB") to advise on the potential division of the technology and finance operations of SierraCities. In the next four months, CSFB contacted approximately fifty-five parties to determine their interest in purchasing or investing in the technology or finance operations or other strategic transactions involving SierraCities. Twenty-seven of these parties executed confidentiality agreements and were sent confidential information memoranda. By September 2000, five of these parties, including American Express, submitted preliminary indications of interest.

     In August and September 2000, these five parties conducted due diligence investigations. As set forth below, three of these parties submitted further proposals, all at prices above $5.68 per Share, subject to various contingencies. SierraCities circulated a form of merger agreement for these parties to review and use as the basis for proposals. American Express did not submit a further proposal.

     Commencing in September 2000, SierraCities and VerticalNet, Inc. ("VerticalNet") negotiated the acquisition of SierraCities by VerticalNet at a price of $7 per Share, subject to adjustment. During October, 2000, two parties submitted proposals to acquire SierraCities, subject to various contingencies, each at a price above $5.68 per Share, but below $7 per Share.

     On November 7, 2000, SierraCities and VerticalNet signed a merger agreement providing that VerticalNet would acquire SierraCities for $7 per Share in VerticalNet stock, subject to adjustment based on the price of VerticalNet shares. SierraCities had the right to terminate the merger agreement if VerticalNet shares traded below $15 (which would result in SierraCities stockholders receiving stock with a value below $5 per share). On November 6, 2000, the closing price of the VerticalNet shares was $29.50.

     Following the execution of the VerticalNet merger agreement, on December 12, 2000, representatives of VerticalNet and American Express met with SierraCities to discuss a possible transaction in which VerticalNet would acquire SierraCities' technology and American Express would acquire SierraCities' other operations and financial assets. On January 5, 2001, these same parties met and determined not to pursue a three-party acquisition alternative.

     On January 10, 2001, VerticalNet and SierraCities issued a joint press release announcing that they had mutually agreed to terminate their merger agreement. In the press release, SierraCities announced that it intended to explore strategic alternatives with others, including parties who had previously expressed an interest in the possible acquisition of SierraCities. On the date of termination, VerticalNet shares closed at $4.93 per share.

     Following the termination of the VerticalNet merger agreement, SierraCities contacted the other two parties which had submitted proposals, as set forth above. In addition, a number of parties, including American Express, approached SierraCities to discuss a possible transaction. Other than American Express, none of these parties submitted a proposal to acquire SierraCities.

     On January 11, 2001, American Express submitted a letter in which it proposed to acquire SierraCities for $5.00 per Share and on January 12, 2001, the parties met to discuss a possible acquisition. SierraCities responded that this price was inadequate, and discussions and additional due diligence continued.

     On January 30, 2001, American Express submitted a revised proposal to acquire SierraCities at a price of $5.90 per Share, less the value of contingent liabilities identified by American Express, which would result in a net price of not less than $5.45 per Share. After discussions with SierraCities regarding the price, American Express submitted a revised bid of $5.60 per Share, with no reduction for contingent liabilities. SierraCities responded that this price was inadequate.

     On February 1, 2001, following further discussions, SierraCities and American Express signed a non-binding letter of intent for the sale of SierraCities to American Express for $5.70 per Share. In the letter of intent, SierraCities agreed not to discuss a transaction involving the sale of SierraCities with any other party

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for ten days. Following the execution of the letter of intent, American Express undertook an updating due diligence investigation of SierraCities.

     On February 6, 2001, American Express submitted a draft of the Merger Agreement and the parties commenced negotiation of the Merger Agreement. On February 12, 2001, as a result of concern over a possible payment obligation of SierraCities, American Express said that it may reduce the price by as much as $0.10 per Share.

     On February 13, 2001, the SierraCities Board met to consider the Merger Agreement and related agreements. Following a discussion of the issues and presentations by its financial and legal advisors, the SierraCities Board, by the unanimous vote of directors present, voted to approve the Merger Agreement and related agreements, subject to the satisfactory resolution of the open price issue.

     After further negotiation, the parties agreed on a price of $5.68 per Share. SierraCities and American Express executed the Merger Agreement and related agreements on February 14, 2001. Shortly thereafter, SierraCities and American Express issued a press release announcing the Merger Agreement.

     On February 27, 2001, Purchaser commenced the Offer.

  Reasons for the SierraCities Board's Recommendation

     In reaching its recommendation described in paragraph (a) of this Item 4, the SierraCities Board considered a number of factors, including the following material factors:

     - The business, assets, financial condition, results of operations and prospects of SierraCities.

     - The fact that the cash purchase price to be paid for each Share pursuant to the Offer and the Merger represents a premium of approximately 59.4% over the closing price of the Shares on Nasdaq on February 8, 2001, and a premium of approximately 89.3% over the closing price of the Shares on Nasdaq on February 2, 2001.

     - The recent and historical stock price performance of the Shares.

     - Presentations from CSFB and the opinion of CSFB, dated February 14, 2001, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders (other than American Express). A copy of the opinion rendered by CSFB to the SierraCities Board, setting forth the procedures followed, the matters considered and the assumptions made by CSFB in arriving at its opinion, is attached as Schedule II and incorporated herein by reference. Such opinion does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares pursuant to the Offer or how such holder should vote or act with respect to any other matter related to the Offer or the Merger. Stockholders are urged to read this opinion in its entirety. The SierraCities Board was aware that CSFB becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

     - The terms of the Merger Agreement, including:

        - that the Offer provides for a prompt cash payment for all Shares thereby enabling SierraCities' stockholders to obtain the benefits of the transaction at the earliest possible time.

        - SierraCities' ability, if required by the SierraCities Board's fiduciary duties, to provide information to and negotiate with third parties and to terminate the Merger Agreement upon the payment of a termination fee, and the SierraCities Board's business judgment that these provisions would not significantly deter a more attractive offer from a bona fide bidder for SierraCities.

        - The potential strategic alternatives available to SierraCities and the benefits and risks associated with each alternative, including the prospects for SierraCities on a stand-alone basis and the risks associated with achieving and executing SierraCities' business plan.

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        - The belief that, based on a review of SierraCities' strategic alternatives and the process described in "Background," it was unlikely any party would propose an alternative transaction that would be more favorable to SierraCities and its stockholders than the Offer and the Merger.

     - The employment agreements and other matters discussed under Item 3 above.

     The foregoing discussion of the information and factors considered by the SierraCities Board is not intended to be exhaustive, but includes the material factors considered by the SierraCities Board. In view of the variety of factors considered in connection with the evaluation of the proposed Offer and Merger and the terms of the Merger Agreement, the SierraCities Board did not deem it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion. Individual directors may have given different weights to different factors.

(C) INTENT TO TENDER.

     To the knowledge of SierraCities, the executive officers, directors, affiliates and subsidiaries of SierraCities will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Holders of approximately 20% of the outstanding Shares have signed Tender Agreements under which they agreed to tender their Shares in the Offer. See Item 3 above.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to the terms of an engagement letter dated May 3, 2000, as amended on September 18, 2000, SierraCities agreed to pay to CSFB a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the Merger. In addition, SierraCities agreed to reimburse CSFB promptly for all out-of-pocket expenses, including the reasonable fees and out-of-pocket expenses of counsel, incurred by CSFB in connection with its engagement, and to indemnify CSFB and related persons against liabilities in connection with its engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with CSFB were negotiated by SierraCities and CSFB.

     Except as set forth herein, neither SierraCities nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in the Shares have been effected during the past 60 days by SierraCities or, to the knowledge of SierraCities, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, SierraCities is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of SierraCities' securities by SierraCities, any subsidiary of SierraCities or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving SierraCities or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets of SierraCities or any of its subsidiaries, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of SierraCities.

     There are no transactions, resolutions of the SierraCities Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

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ITEM 8.  ADDITIONAL INFORMATION.

     Under Delaware law, if the Purchaser becomes the owner of 90% of the outstanding Shares, the Purchaser will be able to effect the Merger without approval of SierraCities' stockholders. However, if the Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. Assuming the Minimum Condition (as defined in the Merger Agreement) is satisfied, the Purchaser will be able to approve the Merger without the vote of any other stockholder. The SierraCities Board has amended SierraCities' Rights Agreement to exempt the Offer, the Merger Agreement, the Tender Agreements and the transactions contemplated thereby from the Rights Agreement.

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
ITEM 9.  EXHIBITS.
(a)(1) Offer to Purchase, dated February 27, 2001 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of American Express filed on February 27, 2001).
(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of American Express filed on February 27, 2001).
(a)(3)   Chairman's Letter to Stockholders of SierraCities, dated
         February 27, 2001.*
(a)(4)   Press Release of American Express and SierraCities, dated
         February 14, 2001 (incorporated herein by reference to the Schedule 14D-9-C of SierraCities filed on February 14,
         2001).
(e)(1) Agreement and Plan of Merger, dated as of February 14, 2001, among American Express, the Purchaser and SierraCities
         (incorporated herein by reference to Exhibit 2 to the Schedule 13D of American Express filed on February 26,
         2001).
(e)(2)   Tender Agreement, dated as of February 14, 2001, between
         American Express and Depping 1999 Investment Limited
         Partnership (incorporated herein by reference to Exhibit 3 to the Schedule 13D of American Express filed on February
         26, 2001).
(e)(3)   Tender Agreement, dated as of February 14, 2001, between
         American Express and Thomas J. Depping (incorporated herein by reference to Exhibit 4 to the Schedule 13D of American
         Express filed on February 26, 2001).
(e)(4)   Tender Agreement, dated as of February 14, 2001, between
         American Express and Sandy B. Ho (incorporated herein by reference to Exhibit 5 to the Schedule 13D of American
         Express filed on February 26, 2001).
(e)(5)   Tender Agreement, dated as of February 14, 2001, between
         American Express and Redstone Group, Ltd. (incorporated herein by reference to Exhibit 6 to the Schedule 13D of American Express filed on February 26, 2001).
(e)(6)   Tender Agreement, dated as of February 14, 2001, between
         American Express and David C. Shindeldecker (incorporated herein by reference to Exhibit 7 to the Schedule 13D of American Express filed on February 26, 2001).
(e)(7)   Tender Agreement, dated as of February 14, 2001, between
         American Express and David L. Solomon (incorporated herein by reference to Exhibit 8 to the Schedule 13D of American
         Express filed on February 26, 2001).
(e)(8)   Employment Agreement between Thomas J. Depping and
         SierraCities (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to SierraCities' Registration Statement on
         Form S-1, Commission File No. 333-22629).
(e)(9)   Employment Agreement between Sandy B. Ho and SierraCities
         (incorporated by reference to Exhibit 10.12 to SierraCities'
         Form 10-K for the year ended December 31, 1998, Commission
         File No. 0-22525).
(e)(10)  Employment Agreement between David L. Pederson and
         SierraCities (incorporated by reference to Exhibit 10.17 to SierraCities' Form 10-K for the year ended December 31,
         1998, Commission File No. 0-22525).
(e)(11)  Employment Agreement between Roger Gebhart and SierraCities
         (incorporated by reference to Exhibit 10.19 to SierraCities'
         Form 10-K for the year ended December 31, 1999, Commission
         File No. 0-22525).
(e)(12)  Change in Control Agreement between SierraCities and Sandy
         B. Ho.
(e)(13)  Change in Control Agreement between SierraCities and E.
         Roger Gebhart, and amendments thereto.
(e)(14) Form of Indemnity Agreement between SierraCities and certain directors and officers of SierraCities.

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
(e)(15) Opinion of Credit Suisse First Boston Corporation to the board of directors of SierraCities, dated February 14, 2001
         (included as Schedule II to this Schedule 14D-9 and incorporated by reference herein).*
(e)(16)  Amendment No. 2 to Rights Agreement, dated as of December
         30, 1998, between SierraCities and Harris Trust and Savings
         Bank, as rights agent.

---------------
* Included in copies mailed to stockholders of SierraCities.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SIERRACITIES.COM INC.

                                          By: /s/   THOMAS J. DEPPING
                                            ------------------------------------
                                              Name: Thomas J. Depping
                                              Title:  Chairman of the Board,
                                              President and Chief Executive
                                              Officer

Dated: February 27, 2001

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                                                                      SCHEDULE I

                             SIERRACITIES.COM INC.
                               600 TRAVIS STREET
                                   SUITE 7050
                              HOUSTON, TEXAS 77002
                                 (713) 221-8822

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about February 27, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of SierraCities.com Inc. ("SierraCities" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by American Express Travel Related Services Company, Inc. ("American Express") to a majority of seats on the Board of Directors of SierraCities (the "Board").

     On February 14, 2001, SierraCities entered into an Agreement and Plan of Merger (the "Merger Agreement") with American Express and AMTRS Corp., a Delaware corporation and wholly-owned subsidiary of American Express (the "Purchaser"), pursuant to which the Purchaser has commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of SierraCities, including the associated rights issued pursuant to the Rights Agreement, dated as of December 30, 1998, as amended, between SierraCities and Harris Trust and Savings Bank, as rights agent (the "Shares"), at a price of $5.68 per Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated February 27, 2001 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO) filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on February 27, 2001.

     The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into SierraCities (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by American Express, the Purchaser, any direct or indirect wholly-owned subsidiary of American Express, SierraCities or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $5.68 per Share, or such higher price as may be paid in the Offer. If the Offer and the Merger are consummated, SierraCities will become a wholly-owned subsidiary of American Express.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein related to American Express, the Purchaser or the American Express Designees (as defined below) has been provided by American Express. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     The Purchaser commenced the Offer on February 27, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, March 26, 2001, unless the Purchaser extends it.

THE AMERICAN EXPRESS DESIGNEES

     Effective upon the acceptance for purchase by the Purchaser of any of the Shares pursuant to the Offer, American Express will be entitled to designate the number of directors, rounded up to the next whole number, on the Board (the "American Express Designees") that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares beneficially owned by American Express or the Purchaser (including Shares accepted for purchase) bears to the total number of Shares outstanding, and SierraCities will take all action necessary to cause American Express' designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), American Express, the Purchaser and SierraCities will use their respective best efforts to ensure that at least two members (each, a "Continuing Director") who were directors of SierraCities prior to consummation of the Offer, shall remain as directors of SierraCities until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining Continuing Directors (or, if there are none, the other directors) shall be entitled to designate a person to fill the vacancy.

     The directors of the Purchaser at the Effective Time shall be the directors of SierraCities following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

     American Express has informed SierraCities that it will choose the American Express Designees to the Board from the directors and executive officers of American Express Company (the parent company of American Express), American Express and the Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to SierraCities' stockholders together with the
Schedule 14D-9. American Express has informed SierraCities that Messrs. Alexander, Norman and Tambor (listed in Schedule I to the Offer to Purchase) have consented to act as a director of SierraCities, if so designated. The information on such Schedule I is incorporated herein by reference. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in such Schedule I.

     It is expected that the American Express Designees may assume office following the acceptance for purchase by the Purchaser of the specified minimum number of Shares pursuant to the Offer.

INFORMATION CONCERNING SHARES

     As of February 23, 2001, SierraCities had 18,918,640 Shares issued and outstanding with the Shares being SierraCities' only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

         INFORMATION CONCERNING DIRECTORS AND OFFICERS OF SIERRACITIES

     SierraCities' board of directors is divided into three approximately equal classes, having three-year terms that expire in successive years.

     The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of SierraCities. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o SierraCities.com Inc., 600 Travis Street, Suite 7050, Houston, Texas 77002.

     Thomas J. Depping, age 42. Mr. Depping has served as Chairman of the Board, President and Chief Executive Officer of the Company since its inception in June 1994. Mr. Depping has over 17 years of experience in the financial services industry, including 11 years with SunAmerica Financial Resources and its predecessor company (which was acquired by SunAmerica, Inc. in 1991). From 1991 to May 1994, Mr. Depping served as President of SunAmerica Financial Resources, the equipment leasing and financial division of SunAmerica, Inc.

     David L. Solomon, age 47. Mr. Solomon has served as Chairman and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone Group, Ltd. ("Redstone"), since 1996. Redstone is an investment company with investments and operations in hotels, restaurants and real estate. Mr. Solomon has also served as an executive officer and director of numerous entities that are affiliated with Redstone and/or its predecessor entities since 1989. Mr. Solomon was a Senior Vice President with PaineWebber from August 1994 through October 1998. Mr. Solomon serves on the board of directors of TeleServe, Inc., an affiliate of Camden Property Trust.

     Robert Ted Enloe, III, age 62. Mr. Enloe has served as Managing General Partner of Balquita Partners, Ltd., a real estate and securities investment partnership, since 1996. From April 18, 1999 through July 31, 1999, he served as Interim CEO of Compaq Computer Corporation ("Compaq"), a manufacturer of personal computers and servers. From 1975 to 1986, he served as President, and from 1992 to 1996 as Chief Executive Officer, of Liberte Investors, an entity seeking new acquisitions. Mr. Enloe currently serves as a director of Compaq, Leggett & Platt, Inc., a diversified manufacturer of foam, plastic, steel and wire components for the automotive, home furnishings and office equipment industries, SIXX Holdings, Incorporated, a restaurant company that operates the Patrizio Italian restaurants in Dallas, Texas and Liberte Investors, Inc. Mr. Enloe was initially elected as a director of the Company by the Board on April 30, 1998.

     Norman J. Metcalfe, age 57. Mr. Metcalfe has served as managing director of a private investment and consulting firm since January 1977. Mr. Metcalfe serves as a director of Tejon Ranch Co., a land development and agribusiness company. From February 1993 to December 1996, Mr. Metcalfe served as Vice Chairman and Chief Financial Officer of The Irvine Company.

     Richard J. Campo, age 46. Mr. Campo has been Chairman of the Board and Chief Executive Officer of Camden Property Trust, a self-administered, self-managed real estate investment trust based in Houston, Texas, since May 1993. Mr. Campo has over twenty years of experience in the real estate industry.

     David C. Shindeldecker, age 52. Mr. Shindeldecker has been Chairman and Chief Executive Officer of Northwest Bancorporation Inc. since June 1988. In addition, he currently serves as President and Co-Chief Executive Officer of Redstone, Inc., general partner of Redstone, and has served as an executive officer and director of Redstone, Inc. since 1994. Redstone and Northwest Bancorporation Inc. are affiliates of each other. Mr. Shindeldecker has also served as an executive officer and director of numerous entities that are affiliated with Redstone and/or its predecessor entities since 1989. He currently serves as a director of Northwest Bank, N.A.

     Sandy B. Ho, age 41. Ms. Ho has served as Executive Vice President and Chief Financial Officer of the Company since January 1995. Ms. Ho has over 15 years of experience in the financial services industry, including ten years with SunAmerica Financial Resources and its predecessor company (which was acquired by SunAmerica, Inc. in 1991). From 1991 through 1994, Ms. Ho served as Vice President of SunAmerica Financial Resources and Managing Director of SunAmerica Corporate Finance.

     David L. Pederson, age 41. Mr. Pederson has served as Executive Vice President and Chief Information Officer of the Company since April 1998. Prior to joining SierraCities, Mr. Pederson was President of Nexsoft, Inc., which he founded in 1993. Nexsoft designed and developed the systems and communications network for SierraCities. Mr. Pederson has over fifteen years of experience in directing technology initiatives in the equipment leasing industry.

     E. Roger Gebhart, age 44. Mr. Gebhart has served as Chief Operating Officer of the Company since 2000, and as Executive Vice President, Capital Markets and Treasurer of the Company since October of 1999. From 1997 through October of 1999, Mr. Gebhart served as Senior Vice President and Treasurer. From 1986 through May 1997, Mr. Gebhart served as a Vice President at First Union Capital Markets Corp. in their equipment finance group. Mr. Gebhart has over fifteen years of experience in middle market commercial lending, specializing in the equipment leasing and finance industry providing asset-backed securitization financing facilities. Mr. Gebhart has experience in all aspects of structured finance including asset-backed commercial paper, revolving credit facilities, interest rate hedging instruments, commercial paper conduit financing, and the public and private term asset-backed funding markets.

COMMITTEES OF THE SIERRACITIES BOARD; MEETINGS

     The Board has an Audit Committee, a Compensation Committee and a Stock Option Committee.

     The Audit Committee reviews with the Company's independent auditors the scope of their annual and interim examinations and consults with the auditors during any audit when appropriate. The Audit Committee is also responsible for appraising the effectiveness of the audit effort, determining that no restrictions were placed by management on the scope of the examination or its implementation, inquiring into the effectiveness of the Company's accounting and internal control functions, exercising supervision over the Company's policies that permit improper or illegal payments, reporting to the Board on the results of the Committee's activities and recommending any changes in the appointment of the independent auditors which the Committee deems to be in the best interests of the Company and its stockholders. The Audit Committee held four meetings during the fiscal year ended December 31, 2000. The Audit Committee did not prepare any written reports to the Board during the fiscal year ended December 31, 2000. The current members of the Audit Committee are Messrs. Campo and Solomon. Messrs. Campo and Solomon are independent as such term is defined in Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards.

     The Board adopted a written charter for the Audit Committee on June 14, 2000, a copy of which is attached as Appendix A to this Information Statement.

     The Compensation Committee determines the cash compensation of the officers of the Company. The Compensation Committee held one meeting during the fiscal year ended December 31, 2000. The current members of the Compensation Committee are Messrs. Campo, Metcalfe and Solomon.

     The Stock Option Committee administers the Company's 1997 Stock Option Plan. The Stock Option Committee held five meetings during the fiscal year ended December 31, 2000, and also acted from time to time by unanimous written consent. The current members of the Stock Option Committee are Messrs. Campo, Metcalfe and Solomon.

     The Board held nine meetings during the fiscal year ended December 31, 2000, and also acted from time to time by unanimous written consent. During 2000, Mr. Enloe attended fewer than 75% of the aggregate of the total number of meetings of the Board and all committees on which he served. No other director attended fewer than 75% of the aggregate of the total number of meetings of the Board and all committees on which he served.

COMPENSATION OF DIRECTORS

     Each director who is not an officer or employee of the Company or any of its subsidiaries or affiliated with Redstone Group, Ltd. (each, an "Outside Director") is eligible to receive, (i) as of the date of each annual meeting of stockholders, at the election of the Outside Director either (a) a cash retainer of $25,000 or (b) options to purchase (at an exercise price equal to the fair market value of the Shares on the date of grant) a number of Shares equal to $25,000 divided by one-half of the closing price of the Shares on the date of grant, and (ii) at the time that the Company grants annual stock options to its employees, options to purchase 2,500 Shares at an exercise price equal to the fair market value of the Shares on the date of grant. In addition, directors are reimbursed for their out-of-pocket expenses incurred in connection with attending meetings of the Board and committees thereof.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Shares as of February 23, 2001 by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, (ii) each director,
(iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each such person (alone or with family members) has sole voting and dispositive power with respect to the shares listed opposite such person's name. The address of Redstone Group, Ltd., Redstone, Inc. and Messrs. Shindeldecker and Solomon is 109 North Post Oak Lane, Suite 200, Houston, Texas 77024. According to a
Schedule 13G filed with the Securities and Exchange Commission, the address of Becker Capital Management, Inc. is 1211 SW Fifth Avenue, Suite 2185, Portland, Oregon 9720. Except as otherwise indicated, the address of all other named individuals is c/o SierraCities.com Inc., 600 Travis Street, Suite 7050, Houston, Texas 77002. The following information is based in part on documents filed with the SEC and in part on information provided by former beneficial owners of more than 5% the outstanding Shares.

                                                               NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY    PERCENT OF
                                                                 OWNED         CLASS(1)
                                                              ------------    ----------
Thomas J. Depping(2)........................................   2,045,936(3)      10.8%
Redstone Group, Ltd.(2)(4)..................................   1,183,151          6.3%
David L. Solomon(2).........................................   1,895,696(5)      10.0%
David C. Shindeldecker(2)...................................   1,350,714(5)       7.1%
Sandy B. Ho(2)..............................................     352,355(6)       1.9%
Becker Capital Management, Inc..............................   1,130,800          6.0%
Virgil Pettigrew............................................   1,130,100(7)       6.0%
Richard J. Campo............................................      81,121(8)         *
Norman J. Metcalfe..........................................      63,181(9)         *
Michael A. Sabel............................................     177,773(10)        *
Robert Ted Enloe, III.......................................      15,503(10)        *
E. Roger Gebhart............................................      45,750(11)        *
David L. Pederson...........................................      27,100(12)        *
All directors and executive officers (11 persons)...........   4,871,978(13)     25.8%
American Express Travel Related Services Company, Inc.......   3,817,057(14)     20.2%

---------------
  *  Less than one percent

 (1) The applicable percentage of ownership is based upon 18,918,640 Shares outstanding as of February 23, 2001.

 (2) Stockholder has entered into a tender agreement with American Express Travel Related Services Company, Inc. to tender such stockholder's shares in the Offer. Such stockholder's voting and dispositive power with respect to the shares listed opposite such person's name may be limited by the provisions of the tender agreements.

 (3) Includes 372,736 shares issuable pursuant to options exercisable within sixty days and 1,595,800 shares held of record by the Depping 1999 Investment Limited Partnership.

 (4) According to an amended Schedule 13G filed as of February 14, 2000, Redstone Group Ltd. ("Redstone") is a Texas limited partnership, of which Redstone, Inc., a Texas corporation ("Redstone, Inc."), is the general partner.

 (5) Includes 82,696 shares issuable pursuant to options exercisable within sixty days and 1,183,151 shares which are owned of record by Redstone. Messrs. Shindeldecker and Solomon are Co-Chief Executive Officers of Redstone, Inc., the general partner of Redstone.

 (6) Includes 106,365 shares issuable pursuant to options exercisable within sixty days.

 (7) According to a Schedule 13G filed as of January 5, 2001, includes 597,000 shares owned by the Crown Hill Trust, of which Mr. Pettigrew is trustee (such number does not include an aggregate of 27,000 shares which are owned directly by the adult beneficiaries of the Crown Hill Trust) and 483,100 shares owned by Crown Oaks Inc. Profit Sharing Plan, which is directly owned by the Crown Hill Trust. Mr. Pettigrew shares voting and dispositive power over the 483,100 shares owned by Crown Oaks Inc. Profit Sharing Plan. The address of Virgil Pettigrew is 2000 East Lamar Boulevard, Suite 150, Arlington, Texas 76006.

 (8) Includes 16,761 shares issuable pursuant to options exercisable within sixty days.

 (9) Includes 25,181 shares issuable pursuant to options exercisable within sixty days.

(10) Consists entirely of shares issuable pursuant to options exercisable within sixty days.

(11) Includes 36,000 shares issuable pursuant to options exercisable within sixty days.

(12) Includes 27,000 shares issuable pursuant to options exercisable within sixty days.

(13) Includes 942,711 shares issuable pursuant to options exercisable within sixty days.

(14) Includes shares subject to tender agreements. Does not include shares issuable pursuant to options exercisable within 60 days. The address for American Express Travel Related Services Company, Inc. is 200 Vesey Street, New York, NY 10285.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Shares, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Officers, directors and greater than ten percent stockholders also are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that are filed with the SEC. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and representations that no other reports were required, during the fiscal year ended December 31, 2000, all
Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table presents summary information concerning compensation of the Chief Executive Officer and each of the other four most highly compensated executive officers as of December 31, 2000 (together, the "Named Executive Officers") for the periods indicated for services rendered to the Company and its subsidiaries.

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                                     ------------
                                         ANNUAL COMPENSATION          SECURITIES         ALL
                                     ----------------------------     UNDERLYING        OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY      BONUS        OPTIONS       COMPENSATION
---------------------------          ----    --------    --------    ------------    ------------
Thomas J. Depping..................  2000    $400,000          --           --         $ 8,440(2)
  President, Chairman of the         1999     349,500          --      101,067(1)        8,089(2)
  Board and Chief Executive Officer  1998     250,000    $350,000(3)        --           5,000(2)
Sandy B. Ho........................  2000     215,000          --           --           4,374(2)
  Executive Vice President,          1999     200,000      47,800(4)    25,000(1)        8,333(2)
  Chief Financial Officer and Asst.  1998     185,000     100,000(3)    60,000(5)        5,000(2)
  Secretary
Michael A. Sabel(6)................  2000     262,500          --           --           6,881(2)
  Executive Vice President           1999     249,999      53,201(4)    55,000(1)        8,750(2)
  and Chief E-Commerce Officer       1998     148,437          --      804,521(7)           --
E. Roger Gebhart...................  2000     210,000          --           --           4,288(2)
  Chief Operating Officer,           1999     165,667      48,878(4)    45,000(1)       10,000(2)
  Executive Vice President,          1998     112,925     100,000(3)    45,000(8)        4,517(2)
  Capital Markets and Treasurer
David L. Pederson(9)...............  2000     250,000          --           --           8,417(2)
  Executive Vice President           1999     204,375      53,200(4)    45,000(1)        6,750(2)
  and Chief Information Officer      1998     110,738      82,500(3)    45,000           3,063(2)

---------------
(1) Consists of options granted in 2000 based upon the Named Executive Officer's performance during 1999.

(2) Consists of amounts contributed by the Company on behalf of the Named Executive Officer to the Company's 401(k) plan.

(3) This amount was paid during 1999 based upon the Named Executive Officer's performance during 1998.

(4) This amount was paid during 2000 based upon the Named Executive Officer's performance during 1999.

(5) Includes 50,000 replacement options granted in November 1998 upon cancellation of 50,000 options previously granted in March 1998.

(6) Mr. Sabel's employment with the Company began as of May 27, 1998. As of December 31, 2000, Mr. Sabel's employment with the Company was terminated.

(7) Includes 500,000 options granted upon commencement of Mr. Sabel's employment with the Company in May 1998. Also includes 304,521 replacement options granted in November 1998 upon cancellation of 449,041 of the options granted in May 1998.

(8) Includes 35,000 replacement options granted in November 1998 upon cancellation of 35,000 options previously granted in March 1998.

(9) Mr. Pederson's employment with the company began as of April 13, 1998.

STOCK OPTIONS

                             OPTION GRANTS IN 2000

     The following table sets forth information concerning the grant of stock options during 2000 to the Named Executive Officers:

                                                                                          POTENTIAL REALIZABLE VALUE
                           NUMBER OF     PERCENTAGE OF                                    AT ASSUMED ANNUAL RATE OF
                             SHARES      TOTAL OPTIONS                                     STOCK PRICE APPRECIATION
                           UNDERLYING     GRANTED TO                                          FOR OPTION TERM(2)
                            OPTIONS      EMPLOYEES IN     EXERCISE PRICE    EXPIRATION    --------------------------
NAME                       GRANTED(1)     FISCAL 2000      (PER SHARE)         DATE           5%             10%
----                       ----------    -------------    --------------    ----------    -----------    -----------
Thomas J. Depping........   101,067(3)       20.39%          $16.8125       01/03/2010    $1,068,612     $2,708,070
Sandy B. Ho..............    25,000(3)        5.04%           16.8125       01/03/2010       264,333        669,870
Michael A. Sabel(4)......    55,000(3)       11.09%           16.8125       01/03/2010           N/A            N/A
E. Roger Gebhart.........    45,000(3)        9.08%           16.8125       01/03/2010       475,799      1,250,766
David L. Pederson........    45,000(3)        9.08%           16.8125       01/03/2010       475,799      1,205,766

---------------
(1) All of such options were granted pursuant to the Company's 1997 Stock Option Plan and vest in increments of 20% per year over a period of five years beginning on the first anniversary of the date of grant.

(2) Represents the potential realizable value of each grant of options assuming that the market price of the underlying security appreciates in value from the date of grant to the end of the option term at the rates of 5% and 10% compounded annually.

(3) Consists of options granted January 3, 2000 based upon the Named Executive Officer's performance during 1999. These options were previously reported as part of the Named Executive Officer's 1999 compensation.

(4) Mr. Sabel's employment with the Company was terminated as of December 31, 2000.

     No options have been granted during 2001 to the Named Executive Officers. No options were exercised during 2000 by the Named Executive Officers. The following table sets forth information concerning fiscal year-end option values:

                                                 NUMBER OF SECURITIES                  VALUE OF
                                                UNDERLYING OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                  DECEMBER 31, 2000              DECEMBER 31, 2000(1)
                                             ----------------------------    ----------------------------
                                             EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                             -----------    -------------    -----------    -------------
Thomas J. Depping..........................    308,522         380,081           $0              $0
Sandy B. Ho................................    101,365         112,576            0               0
Michael A. Sabel(2)........................    177,773         232,707            0               0
E. Roger Gebhart...........................     27,000          78,000            0               0
David L. Pederson..........................     18,000          72,000            0               0

---------------
(1) Calculated as the difference between the aggregate fair market value of such options based on the last reported sale price of the Shares as of December 29, 2000 ($2.50 per share) and the aggregate exercise price.

(2) Mr. Sabel's employment with the Company was terminated as of December 31, 2000.

CERTAIN TRANSACTIONS

     Upon completion of the Company's initial public offering in May 1997, the Company entered into a $5 million subordinated revolving credit facility with Redstone, with the commitment level thereunder decreasing by $1 million per year. Due to availability of funds under other facilities, it was determined that the revolving credit facility was no longer needed and was terminated in 1999, based upon mutual agreements of all parties involved. Advances under the subordinated revolving credit facility bore interest at 11.00% per annum.

     The Company and an affiliate of Redstone (the "Redstone Affiliate") are parties to an agreement dated December 20, 1996 (the "Referral Agreement") whereby the Redstone Affiliate may introduce potential lease customers or vendors of equipment to the Company. Pursuant to this agreement, the Company is required to pay a referral fee to the Redstone Affiliate equal to 5.0% of the total equipment cost funded for each lease the Company enters into with a customer referred to it by the Redstone Affiliate, which fee is consistent with referral fees paid by the Company to other referral sources. As of December 31, 2000, the Company had paid less than $1,000.00 to the Redstone Affiliate pursuant to the Referral Agreement.

     During 1998, in the ordinary course of business, the Company entered into lease financing agreements with Augusta Foods, LLC ("Augusta Foods"), the sole owner of Cafe Express Holdings ("Cafe Express"), which operates restaurants, for the financing of restaurant equipment. Augusta Foods and Cafe Express are affiliates of Redstone. Pursuant to Guaranty Agreements entered into in connection with these transactions, Redstone guaranteed payment of Augusta Foods' and Cafe Express' obligations under the leases. The aggregate amount of equipment financed pursuant to such leases during 1998 was approximately $6.2 million and during 1999 was approximately $1.1 million No equipment was financed pursuant to such leases during 2000. In May 2000, Cafe Express paid in full the outstanding balances under nine leases in the amount of approximately $7,062,000.

     During 1999, in the ordinary course of business, the Company entered into a lease agreement with Houstonian Golf, Ltd. ("Houstonian Golf"), for the financing of golf course maintenance equipment related to the Houstonian Golf Course located at the Houstonian Hotel, Club and Spa in Houston, Texas. Houstonian Golf is an affiliate of Redstone. Pursuant to Guaranty Agreements entered into in connection with this transaction, Redstone guaranteed payment of Houstonian Golf's obligations under the lease. The aggregate amount financed pursuant to the lease during 1999 was approximately $669,000 and no amounts were financed in 2000.

     During November 2000, in the ordinary course of business, the Company entered into a purchase agreement with Mr. Pederson and two other employees of the Company to purchase all right, title and interest of such employees in the Credit Bureau software used by the Company. The aggregate purchase price for the software was $250,000, with approximately $83,333 being received by Mr. Pederson.

     The Company entered into a revolving credit agreement with Mr. Sabel for up to $365,000, which loan was secured by a pledge of Shares beneficially owned by Mr. Sabel. Such indebtedness bore interest at 10.00% per annum. The outstanding principal balance under the loan of $364,000, plus accrued interest of approximately $21,280, was paid in full on or about December 29, 2000.

     The Company believes that the terms of the foregoing transactions are no less favorable to the Company than the terms of any similar transaction that could have been obtained through arms' length negotiations with an unaffiliated third party.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Campo, Metcalfe and Solomon are the members of the Compensation and Stock Option Committees of the Board. No member of the Company's Compensation Committee or Stock Option Committee was an officer or employee of the Company or any of its subsidiaries during 2000 or was formerly an officer of the Company or any of its subsidiaries. No executive officer of the Company served as a director or member of the Compensation Committee or Stock Option Committee of another entity, one of whose executive officers served as a director or member of the Compensation Committee or Stock Option Committee of the Company.

     SierraCities does not believe that any interlocks exist between any members of the Compensation Committee and any third party represented on the Board or providing significant services to SierraCities.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     The Company has an employment agreement with Mr. Thomas J. Depping, effective as of May 20, 1997. Mr. Depping's employment agreement has an initial term of three years with an evergreen three year extension continuing after the initial term unless either the Company or Mr. Depping gives ninety days' notice of termination. Pursuant to his employment agreement, Mr. Depping is entitled to receive an annual salary of not less than $250,000. In addition, if the agreement is terminated without cause by the Company, or by Mr. Depping for good reason (defined in the employment agreement to include a termination by Mr. Depping within one year of a change in control of the Company), the Company is obligated to pay Mr. Depping a termination fee equal to three times the sum of (i) the amount of Mr. Depping's then-current annual base compensation and (ii) his bonus for the year prior to the termination (or, in the case of a good reason termination, the bonus paid in the year prior to the change in control, if greater). In addition, the agreement contains a covenant prohibiting Mr. Depping from competing with the Company for a period of one year following termination of his employment with the Company, other than in the case of a termination by the Company without cause or a termination by Mr. Depping for good reason. The agreement also provides for customary benefits and perquisites.

     The Company has an employment agreement with Ms. Sandy B. Ho, effective as of April 1, 1998. The employment agreement has an initial term of three years with an evergreen three year extension continuing after the initial term unless either the Company or Ms. Ho gives ninety days' notice of termination. Pursuant to the agreement, Ms. Ho is entitled to receive an annual base salary of not less than $185,000. If the agreement is terminated without cause by the Company, the Company is obligated to pay Ms. Ho termination fees equal to the aggregate of three times her annual salary and three times the bonus received by Ms. Ho for the year immediately preceding such termination (each paid over a period of thirty-six months), and an additional lump sum equal to the bonus received by Ms. Ho for the year immediately preceding her termination as prorated for the number of days in the year prior to such termination. Ms. Ho may terminate the agreement within one year of a change in control of the Company and receive an amount equal to her annual salary plus a bonus equal to the bonus she received for the year immediately preceding such termination or the bonus she received in the year immediately preceding the change in control, whichever is greater. The agreement contains covenants prohibiting Ms. Ho from competing with the Company for a period of one year following the termination of her employment with the Company other than in the case of a termination by the Company without cause or a termination by Ms. Ho within one year of a change in control. The agreement also provides for customary benefits and perquisites.

     The Company has an employment agreement with Mr. Michael A. Sabel, effective as of May 27, 1998. Mr. Sabel's employment agreement has a term of five years. Pursuant to his employment agreement, Mr. Sabel is entitled to receive an annual salary of not less than $249,999. If the agreement is terminated without cause by the Company, the Company is obligated to pay Mr. Sabel a termination fee (over a period of twelve months) equal to the aggregate of Mr. Sabel's annual salary plus the bonus he received for the year immediately preceding such termination. In the event of a "change in control" of the Company (as defined in the agreement), the Company is obligated to pay Mr. Sabel an amount equal to 2.99 times the amount of cash compensation paid to Mr. Sabel for the year immediately preceding the change in control, subject to certain adjustments. In addition, in the event that the payment under the agreement, together with any other payments due to him on account of such change in control, are deemed to be excess parachute payments under Section 280G of the Internal Revenue Code, the severance payment will be reduced so that there would be no excess parachute payment. The agreement contains a covenant prohibiting Mr. Sabel from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also provides for customary benefits and perquisites. Mr. Sabel's employment with the Company was terminated as of December 31, 2000.

     The Company has an employment agreement with Mr. David L. Pederson, effective as of April 13, 1998. Mr. Pederson's employment agreement has a term of five years. Pursuant to his employment agreement, Mr. Pederson is entitled to receive an annual salary of not less than $175,000. If the agreement is terminated without cause by the Company, the Company is obligated to pay Mr. Pederson a termination fee equal to the balance of the base compensation due Mr. Pederson over the remaining portion of the five-year term of the agreement (payable, at the discretion of the Company, on a monthly basis). If Mr. Pederson's employment is terminated following the acquisition of the Company by another entity where the Company is not the surviving entity, Mr. Pederson is entitled to receive a termination fee equal to the amount of his base salary due over the remaining months in the five-year term of the employment agreement. In addition, the agreement contains a covenant prohibiting Mr. Pederson from competing with the Company following the termination of his employment with the Company until the earlier of (i) if Mr. Pederson is terminated without cause by the Company, a period of one year after the period through which the Company agrees to pay Mr. Pederson's termination fee, or (ii) the expiration of six years from the date of the employment agreement. The agreement also provides for customary benefits and perquisites.

     The Company has an employment agreement with Mr. Roger Gebhart, effective as of October 13, 1998. Mr. Gebhart's employment agreement has a term of three years. Pursuant to his employment agreement, Mr. Gebhart is entitled to receive an annual salary of not less than $130,000. If the agreement is terminated without cause by the Company, the Company is obligated to pay Mr. Gebhart a termination fee equal to 125% of twelve months of Mr. Gebhart's base compensation then in effect. In addition, the agreement contains a covenant prohibiting Mr. Gebhart from competing with the Company for a period of one year following termination of his employment with the Company. The agreement also provides for customary benefits and perquisites. In the event that the Company is acquired prior to the date specified in the agreement and Mr. Gebhart signs a commercially reasonable employment agreement with the acquiror, Mr. Gebhart will receive a sign on bonus of $600,000.

     The Company has a change in control agreement with Mr. Roger Gebhart, effective as of January 21, 1999. Under the agreement, as amended, in the event of Mr. Gebhart's involuntary termination (including a termination by the Company without cause or by Mr. Gebhart on account of a change of duties) within two years of a change in control of the Company, Mr. Gebhart will receive a lump sum severance payment generally equal to two times the sum of (i) 120% of his base salary and (ii) his bonus amount; provided, however, that such severance payment shall be reduced by the present value of any other cash severance payment due to Mr. Gebhart from the Company; provided, further, that payment of a sign on bonus under the employment agreement will be in lieu of any severance payment under this agreement. In the event any payments to Mr. Gebhart following a change in control are deemed to be excess parachute payments, such payments will be reduced so that no payment is an excess parachute payment if such reduction would result in a better net after-tax payment to Mr. Gebhart.

     The Company has a change in control agreement with Sandy B. Ho, effective as of March 8, 2000. Under the agreement, in the event of Ms. Ho's involuntary termination (including a termination by the Company without Cause or by Ms. Ho on account of a change of duties) within two years of a change in control of the Company, Ms. Ho will receive a lump sum severance payment generally equal to two times the sum of (i) 120% of her base salary and (ii) her bonus amount. The severance payment under this agreement shall be in addition to any other cash severance payment due to Ms. Ho from the Company. In the event any payments to Ms. Ho following a change in control are deemed to be excess parachute payments, such payments will be reduced so that no payment is an excess parachute payment if such reduction would result in a better net after-tax payment to Ms. Ho.

INDEMNIFICATION.

     SierraCities has entered into agreements with two executive officers, Mr. Depping and Ms. Ho and with directors David L. Solomon, David C. Shindeldecker, Robert Ted Enloe III and Richard J. Campo to provide indemnification for those directors and certain executive officers in addition to the indemnification provided for in SierraCities' Certificate of Incorporation and By-Laws. SierraCities has agreed to indemnify such persons against any and all liabilities and expenses in connection with any proceeding arising by virtue of the fact that such person is an agent of SierraCities, provided that such individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of SierraCities. A form of such indemnification agreement is filed herewith as Exhibit (e)(14) and is incorporated herein by reference.

                                                                      APPENDIX A

                             SIERRACITIES.COM INC.
                            AUDIT COMMITTEE CHARTER
                                   JUNE 2000

NATURE AND PURPOSE

     The primary function of the audit committee of SierraCities.com Inc. (the "Company") is to assist the board in fulfilling its oversight responsibilities by:

     - reviewing the Company's quarterly and annual financial information;

     - identifying business and financial risks that impact or could impact the Company;

     - understanding the system of internal controls management has established to control those risks;

     - reviewing compliance with laws and regulations; and

     - overseeing internal and external audit activities.

     The audit committee will contain at least two independent auditors directors through June 2001 after which time the committee will contain at least three independent directors. A director will not be considered "independent" if, among other things, he or she has:

     - been employed by the Company or its affiliates in the current or past three years;

     - accepted any compensation from the Company or its affiliates in excess of $60,000 during the previous fiscal year (except for board service, retirement plan benefits, or non-discretionary compensation);

     - an immediate family member who is, or has been in the past three years, employed by the Company or its affiliates as an executive officer;

     - been a partner, controlling shareholder or an executive officer of any for-profit business to which the Company made, or from which it received, payments (other than those which arise solely from investments in the Company's securities) that exceed five percent of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; or

     - been employed as an executive of another entity where any of the Company's executives serve on that entity's compensation committee.

     All directors of the audit committee must be able to read and understand the fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. At least one director must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities.

GENERAL RESPONSIBILITIES

1. The audit committee will provide open avenues of communication among management, the internal auditors, the independent auditor and the board of directors.

2. The audit committee will report committee actions to the full board of directors and may make appropriate recommendations.

3. The audit committee has the power to conduct or authorize investigations into matters within the committee's scope of responsibilities. The committee is authorized to retain independent counsel, independent accountants or others it needs to assist in an investigation.

4. The committee will meet at least four times each year, more frequently if circumstances make that preferable. The audit committee chairman may call a committee meeting whenever he or she thinks there is a need. An audit committee member should not vote on any matter in which he or she is not independent. The committee may ask members of management, the independent auditor or others to attend meetings and is authorized to receive all pertinent information from management.

5. The committee will do whatever else the law, the Company's bylaws or the board of directors require.

RESPONSIBILITIES FOR ENGAGING INDEPENDENT AUDITORS AND APPOINTING THE INTERNAL AUDITOR

1. The audit committee will select the independent auditor for the Company's audits. The committee's selection is subject to approval by the full board of directors. The audit committee also will review and approve any fee arrangement with the independent auditor and review and approve dismissal of the independent auditors.

2. The audit committee will review and have veto power over the appointment, replacement, reassignment or dismissal of the director of internal audit.

3. The audit committee will confirm and assure the independence of the internal auditor and the independent auditor, including a review of consulting services provided by the independent auditor and the fees paid for them.

4. The audit committee is responsible for ensuring that the independent auditor submits a formal written statement regarding relationships and services which may affect objectivity and independence, for discussing any relevant matters with the independent auditors, and for recommending that the full board take appropriate action to address the independence of the auditor.

5. The audit committee will review and identify with management, the internal auditor and the independent auditor the business and financial risks that impact or could potentially impact the Company and the system of internal controls designed and implemented by management to address those risks. It will then consider, in consultation with the independent auditor and the director of internal auditing, the audit scope and procedural plans made by the internal auditors and the independent auditor.

6. The audit committee will listen to management and the primary independent auditor if either thinks there might be a need to engage additional auditors. It will then decide whether to engage an additional firm and, if so, which one.

7. The audit committee will make sure that the director of internal auditing and the independent auditor coordinate the internal and external audits to address key business and financial risks. The purpose of coordinating these efforts is to ensure completeness of coverage, to reduce redundancy and to use audit resources effectively.

RESPONSIBILITIES FOR REVIEWING INTERNAL AUDITS, THE ANNUAL EXTERNAL AUDIT AND QUARTERLY AND ANNUAL FINANCIAL STATEMENTS

1. The audit committee will ascertain that the independent auditor:

     - views the board of directors as its client;

     - be ultimately accountable to the board of directors and the audit committee;

     - will be available to the full board of directors at least annually;

     - will provide the committee with a timely analysis of significant business risk and financial reporting issues; and

     - will provide the committee with a qualitative assessment of management's accounting and financial reporting practices.

2. The audit committee will ask management, the director of internal auditing and the independent accountant about significant business and financial risks and exposures and will assess management's steps to minimize the potential impact.

3. The audit committee will review the following with the independent accountant and the director of internal auditing:

     - the adequacy of the Company's internal controls, including computerized information system controls and security;

     - any significant findings and recommendations made by the independent auditor or internal auditing, together with management's responses.

4. Shortly after the annual audit is completed, the audit committee will review the following with management and the independent auditor:

     - the Company's annual financial statements and related footnotes;

     - the independent auditor's audit of and report on the financial statements;

     - the auditor's qualitative assessment about the quality, not just the acceptability, of accounting principles and financial disclosures;

     - any serious difficulties or disputes with management encountered during the course of the audit; and

     - anything else about the audit procedures or findings that GAAS requires the auditors to communicate to the committee.

5. The audit committee will consider and review with management and the director of internal auditing:

     - any significant findings during the year and management's responses to them;

     - any difficulties the internal auditor encountered while conducting audits, including any restrictions on the scope of their work or access to required information;

     - any changes to the planned scope of management's internal audit plan that the committee thinks advisable;

     - the internal auditing department's budget and staffing;

     - the internal auditing department's charter; and

     - whether the internal auditing department has complied with the Institute of Internal Auditing's Standards for the Professional Practice of Internal Auditing.

6. The audit committee will review annual filings with the SEC and other published documents containing the Company's financial statements and will consider whether the information in the filings is consistent with the information in the financial statements.

7. The audit committee will review the interim financial reports with management, the independent accountant and the director of internal auditing before those interim reports are released to the public or filed with the SEC or other regulators.

8. The audit committee will prepare a letter for inclusion in the proxy statement relevant to the committee's required disclosures.

PERIODIC RESPONSIBILITIES

1. Review and update the committee's charter annually.

2. Review legal and regulatory matters that may have a material effect on the Company's financial statements, compliance policies and programs and reports from regulators.

3. Meet with the director of internal auditing, the independent auditor and management in separate executive sessions to discuss any matters the committee or these groups believe should be discussed privately with the audit committee.

                                                                     SCHEDULE II

[CREDIT SUISSE FIRST BOSTON CORPORATION LETTERHEAD]

                                                               February 14, 2001

Board of Directors
SierraCities.com Inc.
600 Travis Street, 70th Floor
Houston, Texas 77002

Members of the Board:

     You have asked us to advise you with respect to the fairness to the holders of Company Common Stock (as defined below), other than American Express Travel Related Services Company, Inc. (the "Acquiror"), of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of February 14, 2001 (the "Merger Agreement") among SierraCities.com Inc. (the "Company"), the Acquiror and AMTRS Corp., a wholly-owned subsidiary of Acquiror ("Merger Sub").

     Pursuant to the Merger Agreement (i) Merger Sub will commence a tender offer (the "Offer") for all outstanding shares of the common stock, par value $0.01 per share ("Company Common Stock"), at $5.68 per share in cash (the "Consideration") and (ii) following the consummation of the Offer, Merger Sub will merge (the "Merger" and, together with the Offer, the "Transaction") with the Company and each outstanding share will be converted into the right to receive the Consideration.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts provided to or discussed with us by the Company, and have met with the Company's management to discuss the business and prospects of the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and we have considered the financial terms of certain business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

     We and our affiliate, Donaldson, Lufkin & Jenrette Securities Corporation, have acted as financial advisor to the Board of Directors in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. In the past, we have provided certain investment banking and financial services to the Acquiror in connection with matters unrelated to the Transaction, for which we have received compensation.

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities and obligations of both the Company and the Acquiror for our and our affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities and obligations.

     It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Transaction and does not constitute a recommendation as to whether any stockholder of the Company should tender shares pursuant to the Offer or how such stockholder should vote or act on any matter related to the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Transaction is fair to such holders, other than Acquiror, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

By: /s/ WILLIAM D. ADDAS
    -------------------------------------------------------------
    Managing Director

                                        2